Exhibit 99.2

N E W S R E L E A S E

June 20, 2008	Trading Symbol: URA – TSX.V

Re-pricing of Stock Options, Grant of Options
and Change in Board of Directors

Anglo Canadian Uranium Corp. (URA on TSX.V) (the “Company”) announces that in order to reflect current market conditions it has renegotiated the price of previously granted stock options to consultants, directors and officers from prices ranging from $0.37 to $0.61 per share to a reduced price $0.20 per share. All other terms of the stock options will remain the same. The re-pricing of the stock options is subject to regulatory approval.

The Company has also granted a total of 190,000 options at an exercise price of $0.20 to a director and consultants of the Company. These options are granted under the Company’s Stock Option plan.

The Company wishes to announces that John Nebocat, P.Eng. has been appointed as a director of the Company. Mr. Nebocat has been working in earth science surveys and mineral exploration since 1973. Over the past 20 years Mr. Nebocat has worked with Newmont Exploration, Peruvian Gold Limited and Kookaburra Gold Corp.. He has been an independent consulting geologist for the last 15 years. Mr. Nebocat replaces Dr. Roger Laine, who has moved to West Africa and has advised that he feels he can no longer be effective as a director, but he wishes to remain with the Company as a member of our Advisory Board. Management wishes to thank Dr. Roger Laine for his efforts on behalf of the Company and is grateful that Dr. Laine has agreed to stay on as a key member of the Advisory Board.

About Anglo-Canadian Uranium Corp.

Anglo-Canadian is an aggressive uranium and gold exploration company with several properties located in Canada and the United States. The Company’s current projects include uranium projects located in Colorado, Utah, New Mexico and Quebec, and gold and base metals projects in British Columbia. The Company’s focus is to acquire uranium and gold deposits in strategic locations through acquisition and option arrangements, and further develop these projects with experienced management teams.

For more information on the Company and its projects, please visit the website at www.anglocanex.com

ON BEHALF OF THE BOARD OF DIRECTORS:

“Len J.Harris”

Len J. Harris, President
T: 604 669 6807
Toll Free: 866 488 3838
E: len@anglocanex.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.